EXHIBIT 99.1

DeFi Technologies and Misyon Agree to Launch Innovative Digital Asset Investment Products in Turkiye

•	Strategic Expansion into Turkiye: DeFi Technologies enters collaboration with Misyon Bank and Misyon Kripto to work to introduce ETPs, offering Turkish investors alternative access to digital assets like Bitcoin and Ethereum.
•	Tapping a High-Growth Market: Turkiye ranks among the top countries in crypto adoption, driven by inflation, currency volatility, and a digitally native population, with over 50% of investor population holding digital assets.
•	Global Growth Momentum: The partnership aligns with DeFi Technologies' broader strategy to expand across the Middle East, Asia, and Africa through key institutional partnerships and localized product offerings.

TORONTO, May 29, 2025 /CNW/ - (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"),  and its subsidiary Valour Inc. ("Valour"), a leading issuer of exchange traded products ("ETPs") that provide simplified access to digital assets, is pleased to announce its strategic collaboration with Misyon Bank and its crypto trading subsidiary Misyon Kripto prepare for introducing a series of innovative digital investment products to Turkish investors.

This collaboration brings together DeFi Technologies' global leadership in digital asset financial products with Misyon's regulatory strength and local market expertise in Turkiye. Through its wholly owned subsidiary Valour, which issues ETPs on major European exchanges, DeFi Technologies will offer Turkish investors institutional-grade exposure to leading digital assets.

ETP products are similar to traditional equities and debt instruments traded on exchanges, simplifying investment processes through Valour's exchange-traded format and reducing common barriers for investors who may find direct cryptocurrency investing complex.

These ETPs provide safe, simple, and regulated access to digital assets through familiar investment channels. This model reduces the technical and custodial complexity typically associated with direct cryptocurrency investment, particularly for retail and institutional investors new to the asset class.

Executive Comments

"We are thrilled to collaborate with Misyon Bank to work to introduce these innovative financial products to the Turkish market," said Olivier Roussy Newton, CEO of DeFi Technologies. "Our collaboration will be an important step towards broadening investment options for Turkish investors and enhancing the attractiveness and diversity of Turkiye's capital markets."

Dr. Önder Halisdemir, CEO of Misyon Bank commented on the partnership, "This collaboration with DeFi Technologies is a key step toward offering Turkish investors regulated and secure access to digital assets. It reflects our vision to bridge traditional finance and crypto under trust and compliance - aligned with Turkiye's evolving financial landscape."

Both companies will work closely with local regulators and utilize existing regulatory frameworks to ensure all activities are fully compliant with Turkish financial regulations. While Misyon and DeFi Technologies aim to facilitate the availability of these ETPs widely within Turkiye, any listing on local exchanges or distribution in local markets remains subject to approval by Turkish financial regulatory authorities.

Turkiye's Rapidly Growing Digital Asset Market

The digital asset market in Turkiye has seen rapid growth in recent years, driven by rising inflation, currency volatility, and a digitally native population seeking alternative stores of value and investment opportunities. Turkiye now ranks among the top countries globally in cryptocurrency adoption, with increasing interest from both retail and institutional investors in regulated products that offer more transparency and security.

As of 2024, more than half of the Turkish investor population holds some form of cryptocurrency - one of the highest adoption rates worldwide. The Turkish Lira consistently ranks among the top five fiat currencies by crypto trading volume globally, frequently surpassing $10 billion in monthly trading activity. This remarkable growth reflects both local economic dynamics and the population's appetite for financial innovation.

Turkiye's large, young, and tech-savvy demographic - combined with a well-developed banking infrastructure and increasing regulatory clarity - makes it one of the most promising markets for digital asset investment products. The country also acts as a strategic bridge between Europe, the Middle East, and Asia, positioning it as a natural hub for regional digital finance innovation.

With its unique combination of high demand, regulatory momentum, and growing institutional engagement, Turkiye presents an exceptional opportunity for companies like DeFi Technologies and Valour to scale access to regulated digital asset products and contribute to the modernization of capital markets in the region.

DeFi Technologies and Misyon Group will work closely with Turkish regulators to ensure full compliance with financial laws and frameworks. While both companies intend to make these products widely accessible, any listing on local exchanges is subject to regulatory approval.

Strategic Global Expansion

This strategic partnership initiation represents a significant advancement in Turkiye's capital markets, reflecting growing global interest in transparent, regulated digital asset investment solutions.

This partnership also forms part of DeFi Technologies' broader international expansion strategy.

In addition to Turkiye, the Company is actively developing strategic partnerships across the Middle East, Asia, and Africa - markets with strong demand for innovative, compliant financial infrastructure. These efforts align with DeFi Technologies' long-term vision to build a global platform for digital asset access and investment.

About Misyon
Misyon includes Misyon Bank and Misyon Kripto, pioneering institutions in Turkiye, offering innovative banking and regulated digital asset investment solutions, dedicated to expanding accessible financial opportunities in line with Turkiye's regulatory landscape. For more information please visit https://www.misyon.com/en

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the collaboration with Misyon Bank; listing of digital asset ETPs in Turkiye; ; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of DeFi Technologies, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of ETPs by exchanges and regulatory authority; change in valuation of digital assets held by the Company; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 29-MAY-25